July 26, 2010

United States Securities and Exchange Commission

Mail Stop 3030

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Response to Comments on Mesa Laboratories, Inc.
Form 10-K for the fiscal year ended March 31, 2010
Filed June 29, 2010
File No. 0-11740
Form 8-K/A dated April 27, 2010
Filed July 13, 2010

Gentlemen and Ladies:

We have reviewed your comments regarding our Form 10-K filing referenced above, and offer our following responses.

Form 10-K for the fiscal year ended March 31, 2010

Notes to Financial Statements, page 28

Note 11 Segment Data, page 41

1.                                       You have questioned whether we meet aggregation criteria as outlined in FASB ASC 280-10-50-1 as this relates to segment reporting within our operations.  Mesa Labs currently manufactures and sells electronic measurement instruments and disposables, which are manufactured in two separate plants.  Currently Mesa Labs operates as a single entity manufacturing and selling instruments and disposables utilized for quality control in various industries including medical, pharmaceuticals and food processing.  We stated on page 41 that the company “ aggregates its segments as one reportable segment based on the similar characteristics of their operations.”  This statement should have been worded   “ aggregates its product lines as one reportable segment based on the similar characteristics of their operations.”

A.  You have asked us to confirm that our five product lines as disclosed in this note as of March 31, 2010, do not meet the definition of operating segments as defined in FASB ASC 280-10-50-1.  As we have stated in our previous responses, our products crossover industries and markets and internal personnel, we do not financially track these product lines as separate segments internally and we confirm that it is our belief that these product lines do not represent segments per FASB ASC 280-10-50-1.

B.  You have asked which criteria outlined in the guidance on ASC 280-10-50-1 has not been met.  We believe that both criteria b. (Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.) and criteria c. (Its discrete financial information is available) have not been met.  As stated in our other responses, our financial information is not fully tracked by management to give us profitability beyond the gross profit level.  We do not track operating income for any of our product lines.  Our decisions on the allocation of resources are made to very specific levels. We make our decisions on the individual products.  The amount of resources allocated is specifically linked to the potential return of the actual project, whether it is a piece of capital equipment, a contract or an R&D project.  It is also important to note that none of our product lines has an individual manager overseeing all operational, sales and marketing and R&D decisions other than our CEO.

C.  Management structure:

CEO, Pres	CFO	All Admin
Accounting - Lakewood
Accounting - Raven

	VP Sales/Mktg	All Marketing
Sales - Lakewood
Sales - Raven

	QA Director	QA - Lakewood
QA - Raven

	R&D Director	All R&D

	Operations Director - Lakewood	All Lakewood Operations

	General Manager - Raven	All Raven Operations

The table above shows our operating structure from left to right.  The CEO/President is over all operations of Mesa Labs.  Under the CEO/President is the CFO, V.P. Sales and Marketing, Q.A. Director, R&D Director Manufacturing Director — Lakewood, CO and General Manager — Raven.  The CFO manages all administrative operations and accounting personnel at both the Lakewood and Raven (Omaha, NE) location. The V.P. Sales and Marketing manages marketing, and sales at all locations.  The staff is also spread over these two locations.  Marketing for all operations is managed by a manager located at the Raven operation.  All sales personnel report to the V.P. Sales and Marketing in Lakewood.  Our Q.A. Director is based at Raven and manages the Raven operations directly and the Lakewood operations through a manager based in Lakewood reporting to the director.  The Operations Director — Lakewood manages all manufacturing, purchasing, warehouse and facility operations at the Lakewood plant.  The General Manager - Raven manages all manufacturing, purchasing, warehouse and facility operations at the Raven facility.  At this time, all decisions on major contracts (OEM, Distribution, etc.), capital purchases, employee benefits (Health Insurance, Vacation Policies, etc.), marketing strategy, etc. are made by the CEO/President.  There is no one individual who makes both sales and marketing and manufacturing decisions for any of our product lines.  There is no business manager other than the CEO that makes a decision for all aspects of our product lines.

D.  Financial information reviewed by Mesa Labs management includes a total balance sheet in standard format.  All accounts are in this single balance sheet.  We book all accounts receivables, inventory, fixed assets, accounts payable, etc. transactions to single general ledger accounts.  Any reporting below this level is typically accomplished by responsible managers by running sorted reports over ranges (customer no., warehouse, etc.) as needed.  We use two different income statements.  The first is a total income statement with all accounts.  This income statement does all normal totaling including sales, cost of goods sold, gross profits, etc.  The second income statement is sorted by department.  For each product line, there is a sales, manufacturing overhead, service overhead, and marketing and sales department.  We also maintain departments that are not allocated or assigned to specific product lines which include materials control, facilities, quality assurance, customer service, R&D and administration.  As stated previously,  these department reports allow us to track sales, cost of goods sold and sales and marketing to product line.  We do not produce reports tracking beyond this level.  Since we are operating as a single segment, we make no attempt to produce income reporting beyond the gross profit level.  Resources are allocated based on our judgment of best return for a project or individual product.

E.  Your question regarding decisions to possibly sell a product line is based on the overall sales level of the company ($22,000,000 in FY 2010) and the fixed costs of the company.  Sale of one product line would not significantly reduce the fixed costs of the company.  Departments such as materials control, facilities, quality assurance, R&D and administration would not be significantly reduced due to sales of a product line.  Additionally, since our customers overlap between product lines, we consider the risk to our own reputation if an acquirer of one of our product lines should fail in service or quality to be too high of a risk to our own reputation.  We would also have issues with separating equipment used in our manufacturing processes in some cases.

F.  For our disclosure on future filings, beginning our next 10-Q we intend to use the following language:

The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information now codified as ASC 280. ASC 280 designates the internal reporting that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments. ASC 280 also requires disclosure about products and sources, geographic areas and major customers. The Company aggregates its product lines as one reportable segment based on the similar characteristics of their operations.

Amendment no. 1 to Form 10-Q for the Period Ended June 30, 2009

Exhibit 31

2.                                       You have requested that we comply with your previous Comment 2 from your letter dated June 7, 2010.  We confirm that in future filings we will use this language.

Form 8-K/A Dated April 27, 2010 and filed July 13, 2010

Exhibit 99.3 Unaudited Pro Forma Combined Balance Sheet

Unaudited Pro Forma Combined Balance Sheet

3.                                       You have asked for further details regarding cash and cash equivalents of ($794,000) denoted as footnote (2).  We intend to file an amended Form 8-K/A by July 30, 2010, which will disclose the further detail you have requested.

4.                                       You have asked for further details regarding property, plant and equipment of ($60,000) denoted as footnote (2).  We intend to file an amended Form 8-K/A by July 30, 2010, which will disclose the further detail you have requested.

5.                                       You have asked for further details regarding current portion of long-term debt of ($278,000) denoted as footnote (2).  We intend to file an amended Form 8-K/A by July 30, 2010, which will disclose the further detail you have requested.

6.                                       You have asked for further details regarding long-term debt of ($1,067,000) denoted as footnote (2).  We intend to file an amended Form 8-K/A by July 30, 2010, which will disclose the further detail you have requested.

7.                                       You have asked for further details regarding current portion of long-term debt and long-term debt of $940,000 and $3,521,000, respectively, denoted as footnote (4).  We intend to file an amended Form 8-K/A by July 30, 2010, which will disclose the further detail you have requested.

Notes to Unaudited Pro Forma Combined Financial Statements

8.                                       You have asked about our references made in footnote (1).

A.           Regarding the purchase of SGM and the purchase of the building housing SGM.  The business was purchased for $12,000,000 and closed on April 27, 2010.  The building housing SGM was purchased in a separate transaction for $2,150,000 and closed on April 30, 2010.

B.             You have requested a reconciliation of the purchase price allocation to the total consideration paid for the acquisition of SGM. We intend to file an amended Form 8-K/A by July 30, 2010, which will disclose the further detail you have requested.

C.             You have noted that other intangible assets acquired created a deferred tax liability and increased goodwill by $2,310,000.  We followed the guidance in ASC 805-740-25-3 and ASC 805-740-55-3 to account for timing differences which were created from the acquisition. The deferred taxes were calculated by applying our effective tax rate to the excess financial reporting basis over the tax basis which resulted.  No deferred taxes were provided for any amounts allocated to goodwill as no tax deductible goodwill existed as a result of the transaction. We intend to file an amended Form 8-K/A by July 30, 2010, which will disclose the further detail you have requested.

D.            You have requested a reconciliation of the sum of the amounts we present as property, plant and equipment in the columns labeled “SGM Biotech, Inc. and “Pro Forma Adjustments” in our pro forma balance sheet of $1,746,000 and $1,593,000, respectively. We intend to file an amended Form 8-K/A by July 30, 2010, which will disclose the further detail you have requested.

E.              In reference to footnote (3) you request that we provide the methods and assumptions used in estimating the depreciation/amortization related to PP&E and intangible assets.  We intend to file an amended Form 8-K/A by July 30, 2010, which will disclose the further detail you have requested.

F.              In reference to footnote (5) you request that we provide the methods and assumptions used in estimating the pro forma interest expense on the debt incurred to acquire SGM of ($147,000).  We intend to file an amended Form 8-K/A by July 30, 2010, which will disclose the further detail you have requested.

G.             In reference to footnote (5) you ask why we present $147,000 for accrued interest.  We have removed this adjustment in our pro forma information and intend to file an amended Form 8-K/A by July 30, 2010, reflecting the elimination of this adjustment.

H.            In reference to footnote (8) you request that we provide you with our calculation that supports the ($146,000) amount recorded as a pro forma adjustment to income tax expense.  We intend to file an amended Form 8-K/A by July 30, 2010, which will disclose the further detail you have requested.

We hope that these answers will clarify your questions as they pertain to our financial disclosures.  If you should require any further information or clarification on these remaining comments, I request that your office contact me at your convenience to allow us to answer any further information and to allow you to conclude this process in an expedient manner.

Best regards,

/s/Steven W. Peterson
Steven W. Peterson
Vice President of Finance and CFO
Mesa Laboratories, Inc.